NEWFOUND GOLD CORP

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting of Shareholders to be held on Thursday, December 7, 2023

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favor or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am (Pacific Time), on Tuesday, December 5, 2023.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Proxyholders named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of New Found Gold Corp. (the "Company") hereby appoint: Collin Kettell, Chief Executive Officer of the Company, or failing this person, Michael Kanevsky, Chief Financial Officer of the Company, or failing this person, Denis Laviolette, President of the Company (together, the "Management Proxyholders")

OR

Print the name of the person you are appointing if this person is someone other than the Management Proxyholders listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at 16th Floor, 595 Burrard Street, Bentall III, Vancouver, BC V7X 1L4, in Boardroom D on Thursday, December 7, 2023, at 10:00 am (Pacific Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For | Against

1. Number of Directors

To fix the number of directors to be elected at five (5).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Douglas Hurst	☐	☐	02. Collin Kettell	☐	☐	03. Denis Laviolette	☐	☐
04. Vijay Mehta	☐	☐	05. Raymond Threlkeld	☐	☐			

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For | Withhold

3. Appointment of Auditor

To appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor.

For | Against

4. Approval of Stock Option Plan

To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company's "10% rolling" stock option plan, as more particularly described in the accompanying Management Information Circular of the Company dated October 13, 2023 (the "Circular") .

For | Against

5. Approval of Advance Notice Provisions

To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the amendment of Article 14 – Election and Removal of Directors of the current Articles of the Company to include new Article 14.12 – Advance Notice Provisions, as more particularly described in the Circular.

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For | Against

6. Approval of Alteration of Articles

To consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the amendment of Article 9.3 – Change of Name of the current Articles of the Company by replacing it with new Article 9.3 – Change of Name, as more particularly described in the Circular.

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Proxyholders, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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